SUPPLEMENT dated December 6, 2005

(To Prospectus Supplement dated November 22, 2005

To Prospectus dated September 26, 2005)

$1,021,987,000 (Approximate)

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2005-AR1

The definition of “Sequential Trigger Event” on page S-122 is hereby deleted and replaced with the following:

“A Sequential Trigger Event will have occurred if on any Distribution Date (a) prior to the Distribution Date in December 2008, the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance, exceeds 2.00% or (b) on or after the Distribution Date in December 2008, a Trigger Event is in effect.”

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Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement.